Exhibit 23.2


                          Independent Auditors' Consent




The Board of Directors
Central Freight Lines, Inc.:



We consent to the incorporation by reference in the registration statement on Form S-8 of Central Freight Lines, Inc. of our report dated February 4, 2004, except as to Note 19 to the consolidated financial statements, which is as of March 5, 2004, with respect to the consolidated balance sheets of Central Freight Lines, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Central Freight Lines, Inc. Our report refers to a change in the method of accounting for goodwill and other intangible assets in 2002.


                                  /s/ KPMG LLP


Dallas, Texas
August 5, 2004